Jackson Acquisition Company II

655 Northwinds Parkway

Alpharetta, GA 30009

(770) 643-5605

December 5, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Pearlyne Paulemon

Re:	Jackson Acquisition Company II (the “Company”)
Registration Statement on Form S-1
(File No. 333-282393) (the “Registration Statement”)

Dear Ms. Paulemon:

On December 3, 2024, the Company submitted a request pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, to accelerate the effectiveness of the above-referenced Registration Statement so that such Registration Statement would become effective as of 4:30 p.m., Eastern Time, on Thursday, December 5, 2024, or as soon thereafter as practicable.

The Company hereby withdraws that request and requests that acceleration of effectiveness of the Registration Statement not occur until the Company and the representative of the underwriters submit new requests for acceleration at a time to be determined.

Very truly yours,

JACKSON ACQUISITION COMPANY II

By:	/s/ Richard L. Jackson
Name:	Richard L. Jackson
Title:	Chief Executive Officer